UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Athersys, Inc.
(Name of Issuer)

Common Stock, par value US$0.001 per share
(Title of Class of Securities)

0474L106
(CUSIP Number)

HEALIOS K.K.
Yurakucho Denki Bldg., North Tower 19F

1-7-1 Yurakucho

Chiyoda-ku, Tokyo 100-0006, Japan

Attn: General Manager of Financing
and Accounting Division

Kenton King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Kenji Taneda, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 37th Floor 1-6-1, Roppongi, Minato-ku Tokyo 106-6037, Japan +81-3-3568-2626

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0474L106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEALIOS K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 197,699,500 shares of Common Stock outstanding as of November 5, 2020, as reported on the Issuer’s most recent filing on Form 10-Q.

CUSIP No. 0474L106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tadahisa Kagimoto(2)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(2)	The reporting person may be deemed to have beneficial ownership of shares of Common Stock solely through his interest in HEALIOS K.K.
(3)	Based on 197,699,500 shares of Common Stock outstanding as of November 5, 2020, as reported on the Issuer’s most recent filing on Form 10-Q.

Explanatory Note:

This Amendment No. 9 to Schedule 13D (this “Ninth Amendment”) is filed to amend the initial Statement on Schedule 13D (the “Initial Statement”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 and as amended pursuant to Amendment No. 1 to the Initial Statement, as filed with the SEC on June 11, 2018 (the “First Amendment”), Amendment No. 2 to the Initial Statement, as filed with the SEC on July 2, 2018 (the “Second Amendment”), Amendment No. 3 to the Initial Statement, as filed with the SEC on April 2, 2020 (the “Third Amendment”), Amendment No. 4 to the Initial Statement, as filed with the SEC on May 15, 2020 (the “Fourth Amendment”), Amendment No. 5 to the Initial Statement, as filed with the SEC on November 13, 2020 (the “Fifth Amendment”), Amendment No. 6 to the Initial Statement, as filed with the SEC on November 18, 2020 (the “Sixth Amendment”), Amendment No. 7 to the Initial Statement, as filed with the SEC on November 23, 2020 (the “Seventh Amendment”), and Amendment No. 8 to the Initial Statement, as filed with the SEC on November 30, 2020 (the “Eighth Amendment”). The Initial Statement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment and this Ninth Amendment, is referred to herein as the “Statement”. Unless set forth below, all previous Items are unchanged, and the Statement remains in full force and effect, except as expressly amended below. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 16, 2021, Healios and Dr. Hardy TS Kagimoto entered into an agreement with the Issuer (the “Cooperation Agreement”), which provides for, among other things, the parties’ cooperation on certain commercial matters, including a commitment to work in good faith to finalize negotiations with a spirit of cooperation and transparency as quickly as possible on all aspects of their supply, manufacturing, information provision and regulatory support relationship.

Further, under the Cooperation Agreement, each of Healios and Dr. Kagimoto agreed to, among other things, immediately cause a stipulation and notice of dismissal with prejudice to be filed in the Delaware Court of Chancery, with respect to the complaint for the inspection of books and records of the Issuer, filed by Dr. Kagimoto in the Court of Chancery of Delaware on November 21, 2020 (the “220 Litigation”).

In addition, the Issuer has appointed Mr. Kenneth Traub to the Issuer’s board of directors (the “Board”) and has agreed to nominate him for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”) for a term expiring at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”) or until his earlier death, resignation, disqualification or removal, and subject to the satisfaction of certain conditions, to nominate Mr. Traub at the 2022 Annual Meeting as a director of the Issuer for a term expiring at the Issuer’s 2023 annual meeting of stockholders or until his earlier death, resignation, disqualification or removal.

Healios retains its right to appoint a Healios Appointee in accordance with the Investor Rights Agreement, dated March 14, 2018, by and between Healios and the Issuer, and the Healios Appointee for the 2021 Annual Meeting will be Dr. Kagimoto.

Prior to the execution of the Cooperation Agreement, the Issuer informed Healios that Dr. Gil Van Bokkelen resigned as an employee and officer of the Issuer, Dr. Ismail Kola will serve as Chairman of the Board of the Issuer, and Mr. William Lehmann will serve as interim Chief Executive Officer of the Issuer. Pursuant to the Cooperation Agreement, the Board has established a CEO Search Committee which will be responsible for leading and overseeing the search for potential candidates for the role of the new Chief Executive Officer of the Issuer, and the Issuer agreed that Mr. Traub will be appointed as one of the members of the CEO Search Committee.

Pursuant to the terms of the Cooperation Agreement, the Executive Committee of the Board is no longer active and in effect. The Company has agreed that all members of the Board will be permitted to attend all meetings of the Board and committees thereof, subject to recusal provisions for any director that may have a conflict of interest on a particular topic.

Pursuant to the Cooperation Agreement, Healios has agreed to customary standstill provisions, effective as of the date of the Cooperation Agreement and continuing through the conclusion of the 2022 Annual Meeting (the “Standstill Period”). The standstill provisions permit Healios to acquire up to a total 9.9% of the outstanding common stock of the Issuer inclusive of Healios’s current holdings (the “Ownership Limitation”).

During the Standstill Period, Healios and certain of its affiliates will comply with certain customary voting provisions, including, among other things, to appear in person or by proxy at any annual or special meeting of the Issuer’s stockholders, to vote all shares of common stock beneficially owned by Healios and its affiliates who are stockholders at such meeting in favor of all directors nominated by the Board for election and in accordance with the Board’s recommendations on other matters, subject to the terms of the Cooperation Agreement, and against the removal of any member of the Board, and not to participate or vote in any action taken by consent of the Issuer’s stockholders.

In addition, during the Standstill Period, prior to the Issuer undertaking an underwritten offering, private placement or an equity draw, the Issuer agreed to provide prior notice to, and consult with Healios, in connection therewith, and to provide participation rights in connection therewith, subject to a maximum participation of 19.9% of any such offering, private placement or equity draw, and subject to the Ownership Limitation.

The Issuer agreed to reimburse Healios and Dr. Kagimoto for 35% of their reasonable, documented out-of-pocket fees and expenses incurred with respect to the 220 Litigation, subject to a maximum of $500,000.

The Cooperation Agreement also includes certain mutual non-disparagement provisions, provisions governing confidential information and permitted information sharing.

This description of the Cooperation Agreement is qualified in its entirety by the text of the Cooperation Agreement, a copy of which is filed as Exhibit 99.3 to this Ninth Amendment and is incorporated by reference herein.

Healios may change its intention with respect to any and all matters referred to in Item 4. Healios intends to review its investment in the Issuer on an ongoing basis and may from time to time in the future express its views to and/or meet with management, the Board, other stockholders or third parties, including, potential partners, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities, subject to the terms of the Cooperation Agreement. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit No.	Description
99.3	Cooperation Agreement, dated as of February 16, 2021, by and among Athersys, Inc., HEALIOS K.K. and Dr. Tadahisa Kagimoto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

HEALIOS K.K.

By:	/s/ Hardy TS Kagimoto
	Name:	Hardy TS Kagimoto
	Title:	Chairman & CEO

HARDY TS KAGIMOTO

By:	/s/ Hardy TS Kagimoto